Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 23, 2018

Approach Resources Inc.

6500 West Freeway, Suite 800

Fort Worth, Texas 76116

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value  of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2017, of certain properties in which Approach Resources Inc. (Approach) has represented that it owns an interest. This evaluation was completed on February 23, 2018. These properties are located in the State of Texas. Approach has represented that these properties account for 100 percent on a net equivalent barrel basis of Approach’s net proved reserves as of December 31, 2017. The net  proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–l0(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with  guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Approach.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Approach after deducting all  interests owned by others.

Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Approach personnel, from Approach files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Approach with  respect to property interests, production from such properties, current costs of  operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the

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petroleum industry, which are  presented in the publication of the Society of Petroleum Engineers PRMS and publications of the Society of Petroleum Evaluation Engineers Monograph III and IV.

A performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for the evaluation of all reserves categories. Performance-based methodology primarily includes (1) production diagnostics,
(2) decline-curve analysis, and (3) model-based analysis (if necessary, based on  availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. Analysis was performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the  impact of dynamic reservoir and fracture parameters on well performance, and  complex situations sourced by the nature of unconventional reservoirs. The methodology used for the analysis was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, production history, and the appropriate reserves definitions.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Based on the current stage of field development, production performance, the  development plans provided by Approach, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

Approach has represented that its senior management is committed to the development plan provided by Approach and that Approach has the financial capability to drill the locations as scheduled in its development plan.

Gas quantities estimated herein are expressed as fuel gas and sales gas. Fuel gas is that portion of the produced gas to be used in field operations. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after  field separation, processing, fuel use, and flare. Gas reserves are expressed at a  temperature base of 60 degrees Fahrenheit and at a pressure base of 14.65 pounds per square inch absolute. Gas reserves included herein are expressed in thousands of  cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the  leasehold interests according to processing agreements. Oil, condensate, and NGL reserves included herein are expressed in barrels (bbl) representing 42 United States gallons per barrel. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in  this report are in accordance with the reserves definitions of Rules 4–l0(a)
(1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible  in  future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using  conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of  changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

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Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or  probabilistic methods are used for the estimation. The project to  extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a  reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if  any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as  seen in a well penetration unless geoscience, engineering, or  performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)Where direct observation from well penetrations has defined  a  highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only  if  geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is  by means not involving a well.

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Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are  reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly  offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable  technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of  fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir,  as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

In the preparation of this report, gross production estimated through December 31, 2017, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. In most fields this required that the production rates be  estimated for up to 2 months, since production data from certain properties were available only through October 2017. Data available from wells drilled through December 31, 2017, were used in this report. The development status represents the  status applicable on December 31, 2017.

Primary Economic Assumptions

Values of proved reserves shown herein are expressed in terms of future gross  revenue, future net revenue, and present worth. Future gross revenue is that  revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production and ad valorem taxes, operating expenses, and capital and abandonment costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at the arbitrary discount rate of 10 percent per year compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Revenue values in this report were estimated using the initial prices and costs specified by Approach. Future prices were estimated using guidelines established by  the SEC and the Financial Accounting Standards Board (FASB). The following assumptions were used for estimating future prices and costs:

Oil and Condensate Prices

Approach has represented that the oil and condensate prices  were  based on West Texas Intermediate (WTI) pricing,  calculated as the unweighted arithmetic average of the  first-day-of-the-month price for each month within the        12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Approach supplied differentials by field to the WTI reference price of  $51.34  per barrel and the prices were held constant thereafter.  The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was  $48.25 per barrel of oil and condensate.

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NGL Prices

Approach has represented that the NGL prices were based on  a  12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The volume-weighted average price attributable to  the estimated proved reserves over the lives of the properties was $18.67 per barrel of NGL.

Gas Prices

Approach has represented that the gas prices were based on Henry Hub pricing, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within  the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials provided by Approach to the Henry Hub reference price of $2.99 per million British thermal units ($/MMBtu) and held constant thereafter. British thermal unit factors provided by  Approach were used to convert prices form $/MMBtu to dollars  per thousand cubic feet. The volume-weighted average gas price attributable to the estimated proved reserves over the lives of the properties was $2.49 per thousand cubic feet.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for Texas,  including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates  provided by Approach based on historical tax data.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Approach and based  on current expenses, were held constant for the lives of the  properties. In certain cases, future expenses, either higher or  lower than current expenses, may have been used because of  anticipated changes in operating conditions. Future capital expenditures were estimated using 2017 values provided by Approach and were not adjusted for inflation. Abandonment costs,  which are those costs associated with the removal of  equipment, plugging of the wells, and reclamation and restoration associated with the abandonment, were provided by Approach for all properties.

Our estimates of Approach’s net proved reserves attributable to the reviewed properties were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

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	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2017
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Fuel Gas (MMcf)	Sales Gas (MMcf)	Oil Equivalent (Mboe)
Permian Basin
Proved Developed	13,661	23,132	22,245	152,679	65,947
Proved Non-Producing	192	48	93	328	310
Total Proved Developed	13,853	23,180	22,338	153,007	66,257
Proved Undeveloped	36,207	34,768	35,462	229,565	115,146
Total Permian Basin	50,060	57,948	57,800	382,572	181,403
East Texas Basin
Proved Developed	0	0	35	821	143
Proved Non-Producing	0	0	0	0	0
Total Proved Developed	0	0	35	821	143
Proved Undeveloped	0	0	0	0	0
Total East Texas Basin	0	0	35	821	143
Total Proved	50,060	57,948	57,835	383,393	181,546

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The estimated future revenue and costs attributable to the production and sale of Approach’s net proved reserves, as of December 31, 2017, of the properties evaluated are summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing (M$)	Proved Developed Non-Producing (M$)	Total Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)
Future Gross Revenue	1,474,139	10,979	1,485,118	2,966,547	4,451,665
Production and Ad Valorem Taxes	122,521	809	123,330	241,324	364,654
Operating Expenses	421,930	1,720	423,650	491,473	915,123
Capital and Abandonment Costs	14,617	3,020	17,637	964,647	982,284
Future Net Revenue	915,071	5,430	920,501	1,269,103	2,189,604
Present Worth at 10Percent	394,429	1,343	395,772	125,219	520,991

Note: Future income taxes were not taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated  future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and  Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–l0(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided,

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however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the  world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Approach. Our fees were not contingent on the  results of our evaluation. This letter report has been prepared at the request of Approach. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves, P.E.
[Seal]	Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001  Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Approach dated February  23,  2018, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.

That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers;  and that I have in excess of 33 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves, P.E.
[Seal]	Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton